Exhibit 7

Stratus Technologies Bermuda Holdings Ltd.

Ratio of Earnings to Fixed Charges

	2013	2012	2011	2010	2009
Earnings
(Loss) income before income taxes	$(10,936)	$(25,877)	$(10,680)	$10,220	$(11,042)
Less—capitalized interest	—	—	—	—	—
Total fixed charges	52,222	50,597	45,977	27,668	35,187

Earnings (as defined)	$41,286	$24,720	$35,297	$37,888	$24,145

Fixed Charges
Operating lease expense factored at one-third	$2,226	$2,263	$2,249	$2,318	$2,374
Interest cost	49,996	48,334	43,728	25,350	32,813

Total fixed charges	$52,222	$50,597	$45,977	$27,668	$35,187

Ratio of earnings to fixed charges	0.8	0.5	0.8	1.4	0.7
(Deficiency) surplus in fixed charge coverage ratio	$(10,936)	$(25,877)	$(10,680)	$10,220	$(11,042)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) before tax plus fixed charges. Fixed charges consist of interest expense on all indebtedness, plus one-third proportion of rental expense deemed to be representative of the interest.